Filed by Inpixon

pursuant to Rule 425 under the U.S. Securities Act of 1933, as amended,

under the Securities Exchange Act of 1934, as amended

Subject Company: KINS Technology Group Inc.

Commission File No.: 001-39642

Date: November 14, 2022

Set forth below is an excerpt of Inpixon’s earnings press release regarding its financial results for the quarter ended September 30, 2022 and a transcript of Inpixon’s quarterly earnings conference call held on November 14, 2022, during which the proposed business combination between Inpixon, CXApp Holding Corp. and KINS Technology Group, Inc. was discussed.

News Release

Inpixon Reports Third Quarter 2022 Financial Results and Provides Business Update

Planned Strategic Transaction for Enterprise Apps Business Line Valued at $69 Million Progressing

Conference Call to be Held Today at 4:30 p.m. Eastern Time

PALO ALTO, Calif., November 14, 2022 /PRNewswire/ -- Inpixon® (Nasdaq: INPX), the Indoor Intelligence® company, today provided a business update and reported its financial results for the third quarter ended September 30, 2022.

“We took a number of actions in the third quarter in furtherance of our objective to unlock value for our shareholders,” commented Nadir Ali, CEO of Inpixon. “We implemented initiatives to streamline our operations and reduce our operating costs. We also signed a definitive agreement for the spinoff and sale of our enterprise apps business segment with KINS Technology Group Inc. in a transaction valued at approximately $69 million, which we believe is a significant win for our shareholders. We continue to see strong demand for expansions within our existing customer base across both business lines within our Indoor Intelligence segment. Although overall macroeconomic market conditions have resulted in some challenges, we still achieved revenue growth of approximately 30% for the nine months ended September 30, 2022 compared to the same period last year. We believe the activities we are undertaking will have a meaningful impact in accelerating the path to profitability and positioning our Indoor Intelligence business lines for continued growth and long-term success.”

Financial Results

Revenues for the three and nine months ended September 30, 2022 were $4.2 million and $14.1 million, respectively, compared to $4.5 million and $10.9 million for the comparable periods in the prior year for a decrease of approximately 6% and an increase of approximately 30%, respectively. This decrease during the third quarter of 2022 is primarily attributable to delayed shipments in the IIoT product line of our Indoor Intelligence segment and lower sales for the SAVES product line. The increase in sales for the nine-month period, is primarily attributable to the addition of the CXApp product line in our Indoor Intelligence segment during the second quarter of 2021 and the addition of the Intranav product line in the fourth quarter of 2021. Gross profit for the three and nine months ended September 30, 2022 was $2.9 million and $10.1 million, respectively, compared to $3.3 million and $7.9 million for the 2021 respective periods, representing a decrease of approximately 10% and an increase of 28%, respectively. The gross profit margin for the three and nine months ended September 30, 2022, was 70% and 71%, compared to 73% and 73% for the three and nine months ended September 30, 2021, respectively. This decrease in margin is primarily due to the sales mix during the periods.

Net loss attributable to stockholders of Inpixon for the three and nine months ended September 30, 2022 was $17.6 million and $48.7 million, respectively, compared to $33.6 million and $31.4 million, respectively, for the comparable periods in the prior year. This increase in loss was primarily attributable lower gross profit, a $7.6 million goodwill impairment and other non-cash items including an unrealized net loss on equity securities, offset by decreased operating expenses in the nine months ended September 30, 2022.

Non-GAAP Adjusted EBITDA for the three and nine months ended September 30, 2022, was a loss of $8.2 million and $26.9 million, respectively, compared to a loss of $6.7 million and $18.5 million for the prior year periods, respectively. Non-GAAP Adjusted EBITDA is defined as net income or loss before interest, provision for income taxes, depreciation and amortization plus adjustments for other income or expense items, non-recurring items and non-cash items including stock-based compensation.

Proforma non-GAAP net loss per basic and diluted common share for the three and nine months ended September 30, 2022 was a loss of $3.96 and $13.44, respectively, compared to a loss of $3.77 and $13.68 for the prior year periods. Non-GAAP net loss per share is defined as net loss per basic and diluted share adjusted for non-cash items including stock-based compensation, amortization of intangibles and one-time charges and other adjustments including impairment of goodwill, provision for valuation allowance on notes, and acquisition costs.

Conference Call

Inpixon management will host a conference call today at 4:30 PM Eastern Time to discuss the company’s financial results for the 2022 third quarter ended September 30, 2022, as well as review the company’s corporate progress and other developments.

The conference call will be available via telephone by dialing toll-free 844-407-9500 for U.S. callers or +1 862-298-0850 for international callers and entering access code Inpixon. A webcast of the call may be accessed at https://www.webcaster4.com/Webcast/Page/2235/47060 or on the company’s Investor Relations section of the website, ir.inpixon.com.

Investors and other interested parties are invited to submit questions to management prior to the call’s start via email to inpx@crescendo-ir.com.

A webcast replay will be available on the company’s Investor Relations section of the website (ir.inpixon.com) through November 10, 2023. A telephone replay of the call will be available approximately one hour following the call, through November 17, 2022, and can be accessed by dialing 877-481-4010 for U.S. callers or +1 919-882-2331 for international callers and entering access code 47060.

About Inpixon

Inpixon® (Nasdaq: INPX) is the innovator of Indoor Intelligence®, delivering actionable insights for people, places and things. Combining the power of mapping, positioning and analytics, Inpixon helps to create smarter, safer, and more secure environments. The company’s Indoor Intelligence and mobile app solutions are leveraged by a multitude of industries to optimize operations, increase productivity, and enhance safety. Inpixon customers can take advantage of industry leading location awareness, RTLS, workplace and hybrid event solutions, analytics, sensor fusion, IIoT and the IoT to create exceptional experiences and to do good with indoor data. For the latest insights, follow Inpixon on LinkedIn, Twitter, and visit inpixon.com.

Non-GAAP Financial Measures

Management believes that certain financial measures not in accordance with generally accepted accounting principles in the United States (“GAAP”) are useful measures of operations. EBIDTA, Adjusted EBITDA and pro forma net loss per share are non-GAAP measures. Inpixon defines “EBITDA” as net income (loss) before interest, provision for (benefit from) income taxes, and depreciation and amortization. Management uses Adjusted EBITDA as a metric for which it manages the business, and Inpixon defines “Adjusted EBITDA” as EBITDA plus adjustments for other income or expense items, non-recurring items and non-cash items. Inpixon defines “pro forma net loss per share” as GAAP net loss per share adjusted for stock-based compensation, amortization of intangibles and one-time charges including impairment of goodwill and provision for valuation allowances.

Management provides Adjusted EBITDA and pro forma net loss per share measures so that investors will have the same financial information that management uses, which may assist investors in assessing Inpixon’s performance on a period-over-period basis. Adjusted EBITDA or pro forma net loss per share is not a measure of financial performance under GAAP, and should not be considered an alternative to net income (loss) or any other measure of performance under GAAP, or to cash flows from operating, investing or financing activities as an indicator of cash flows or as a measure of liquidity. Adjusted EBITDA and pro forma net loss per share have limitations as analytical tools and should not be considered either in isolation or as a substitute for analysis of Inpixon’s results as reported under GAAP.

For more information on our non-GAAP financial measures and a reconciliation of GAAP to non-GAAP measures, please see the “Reconciliation of Non-GAAP Financial Measures” table accompanying this press release.

Important Information and Where to Find It

In connection with the proposed business combination of Inpixon’s enterprise apps business segment, which will be held by CXApp Holding Corp. (“CXApp”), with KINS (the “Business Combination”) and the distribution of CXApp common stock to Inpixon securityholders, CXApp has filed with the SEC a registration statement on Form S-1 (the “Form S-1”), which includes a preliminary prospectus registering shares of CXApp common stock and KINS has filed with the SEC a registration statement on Form S-4 (the “Form S-4”), which includes a preliminary proxy statement/prospectus in connection with the KINS stockholder vote required in connection with the Business Combination and the registration of shares of KINS common stock, warrants and certain equity awards. This communication does not contain all the information that should be considered concerning the Business Combination. The final prospectus filed by CXApp will include the final proxy statement/prospectus filed by KINS, which will serve as an information statement/prospectus in connection with the spin-off of CXApp. This communication is not a substitute for the registration statements that CXApp and KINS will file with the SEC or any other documents that KINS or CXApp may file with the SEC, or that KINS, Inpixon or CXApp may send to stockholders in connection with the Business Combination. It is not intended to form the basis of any investment decision or any other decision in respect to the Business Combination. KINS’s stockholders and Inpixon’s stockholders and other interested persons are advised to read, when available, the preliminary and definitive registration statements, and documents incorporated by reference therein, as these materials will contain important information about KINS, CXApp and the Business Combination. The final proxy statement/prospectus contained in KINS’s registration statement will be mailed to KINS’s stockholders as of a record date to be established for voting on the Business Combination.

The registration statements, proxy statement/prospectus and other documents (when they are available) will also be available free of charge, at the SEC’s website at www.sec.gov, or by directing a request to: KINS Technology Group, Inc., Four Palo Alto Square, Suite 200, 3000 El Camino Real, Palo Alto, CA 94306.

Participants in the Solicitation

Inpixon, KINS and CXApp, and each of their respective directors, executive officers and other members of their management and employees may be deemed to be participants in the solicitation of proxies from KINS’s stockholders in connection with the Business Combination. Stockholders are urged to carefully read the proxy statement/prospectus regarding the Business Combination when it becomes available, because it will contain important information. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of KINS’s stockholders in connection with the Business Combination will be set forth in the registration statement when it is filed with the SEC. Information about KINS’s executive officers and directors and CXApp’s management and directors also will be set forth in the registration statement relating to the Business Combination when it becomes available.

No Solicitation or Offer

This communication shall neither constitute an offer to sell nor the solicitation of an offer to buy any securities, or the solicitation of any proxy, vote, consent or approval in any jurisdiction in connection with the Business Combination, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to any registration or qualification under the securities laws of any such jurisdictions. This communication is restricted by law; it is not intended for distribution to, or use by any person in, any jurisdiction where such distribution or use would be contrary to local law or regulation.

Forward-Looking Statements

This communication contains forward-looking statements. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. All statements other than statements of historical facts contained in this communication, including statements regarding the expected timing and structure of the Business Combination, the ability of the parties to complete the Business Combination, the expected benefits of the Business Combination, CXApp’s future results of operations and financial position, business strategy and its expectations regarding the application of, and the rate and degree of market acceptance of, the CXApp technology platform and other technologies, and Inpixon’s expectations regarding the remainder of its industrial IoT business are forward-looking statements. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside the control of Inpixon, CXApp and KINS, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. Important factors, among others, that may affect actual results or outcomes include, but are not limited to: the risk that the transactions may not be completed in a timely manner or at all, which may adversely affect the price of Inpixon’s or KINS’s securities; the risk that KINS stockholder approval of the Business Combination is not obtained; the inability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, the amount of funds available in KINS’s trust account following any redemptions by KINS’s stockholders; the failure to receive certain governmental and regulatory approvals; the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement; changes in general economic conditions, including as a result of the COVID 19 pandemic or the conflict between Russia and Ukraine; the outcome of litigation related to or arising out of the Business Combination, or any adverse developments therein or delays or costs resulting therefrom; the effect of the announcement or pendency of the transactions on Inpixon’s, CXApp’s or KINS’s business relationships, operating results, and businesses generally; the fluctuation of economic conditions; the impact of COVID-19, global conflicts, inflation and other global events on Inpixon’s results of operations and global supply chain constraints; Inpixon’s ability to integrate the products and business from acquisitions into its existing business; the performance of management and employees; the regulatory landscape as it relates to privacy regulations and their applicability to Inpixon’s technology; Inpixon’s ability to maintain compliance with Nasdaq’s continued listing requirements; the ability to obtain financing if needed; competition; general economic conditions; the ability to continue to meet Nasdaq’s listing standards following the consummation of the Business Combination; costs related to the Business Combination; that the price of KINS’s or Inpixon’s securities may be volatile due to a variety of factors, including Inpixon’s, KINS’s or CXApp’s inability to implement their business plans or meet or exceed their financial projections and changes in the combined capital structure; the ability to implement business plans, forecasts, and other expectations after the completion of the Business Combination, and identify and realize additional opportunities; and the ability of CXApp to implement its strategic initiatives.

The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of Inpixon’s most recent annual report on Form 10-K, KINS’s registration statement on Form S-1 (File No. 333-249177) and the Form S-4, the Form S-1, the proxy statement/prospectus and certain other documents filed or that may be filed by Inpixon, KINS or CXApp from time to time with the SEC following the date hereof. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Inpixon, CXApp and KINS assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise.

None of Inpixon, CXApp or KINS gives any assurance that Inpixon, CXApp or KINS will achieve their expectations.

Inpixon Contacts

General inquiries:

Inpixon

Email: marketing@inpixon.com

Web: inpixon.com/contact-us

Investor relations:

Crescendo Communications, LLC

Tel: +1 212-671-1020

Email: INPX@crescendo-ir.com

Inpixon Third Quarter 2022 Business Update Call, Monday, November 14, 2022 @ 4:30 PM ET

Please dial in at 4:20 pm ET to do sound check etc.

Presenter Numbers:

Toll Free: (844) 602-0388
International: (862) 298-0836
Presenter Access Code: Inpixon

Call Management Platform (For Internal Use only):

Call Management URL: www.conferencecontroller.com/
Username: 99342924
Conference Number: 99342924

The Call Management Platform will be available 30 minutes prior to the scheduled start time.

Operator

Good afternoon and welcome to Inpixon’s [in-PIK-shun] business update call. All participants will be in listen-only mode. Should you need assistance, please signal a conference specialist by pressing the “star” key followed by “0”.

Participants of this call are advised that the audio of this conference call is being broadcast live over the internet and is also being recorded for playback purposes. A telephone replay of the call will be available approximately one hour after the end of the call, through November 17, 2022.

I would now like to turn the call over to Alexandra Schilt, Vice President of Crescendo Communications, LLC, the company’s investor relations firm. Please go ahead.

Introduction – Alexandra Schilt

Good afternoon and thank you for joining today’s conference call to discuss Inpixon’s corporate developments and financial results for its third quarter ended September 30, 2022. With us today are Nadir Ali, the Company’s Chief Executive Officer, and Wendy Loundermon, the Company’s Chief Financial Officer. Today, Inpixon released financial results for the third quarter ended September 30, 2022. If you have not received Inpixon’s earnings release, please visit the Company’s investor relations page at ir.inpixon.com.

During the course of this conference call, the Company will be making forward-looking statements. The Company cautions you that any statement that is not a statement of historical fact is a forward-looking statement. This includes any projections of earnings, revenues, cash or other statements relating to the Company’s future financial results; any statements about plans, strategies or objectives of management for future operations; any statements regarding completed or planned acquisitions or strategic partnerships and the anticipated impact of those transactions on the Company’s business; any statements concerning proposed new products or solutions; any statements regarding anticipated new customers, relationships or agreements; any statements regarding expectations for the success of the Company’s products in the U.S. and international markets; any statements regarding future economic conditions or performance, including but not limited to the impact of Covid-19 on the Company’s operations; any statements regarding the valuation attributed to any of our securities instruments; any statements of belief; and any statements of assumptions, underlying any of the foregoing.

These statements are based on expectations and assumptions as of the date of this conference call and are subject to numerous risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Some of these risks are described in the safe harbor section of today’s press release and in the public periodic reports the Company files with the Securities and Exchange Commission. We also encourage you to read the public filings made with the SEC related to the proposed business combination with KINS Technology Group, including a Registration Statement on Form S-4 and Registration Statement on Form S-1, and, in particular, to the section or sections titled Risk Factors, for a discussion of the risks that can affect the transaction, the Company’s enterprise apps business, and the outlook of the combined company. Investors or potential investors should read all of these risks. Inpixon assumes no obligation to update these forward-looking statements to reflect future events or actual outcomes and does not intend to do so. In addition, to supplement the GAAP numbers, the Company has provided non-GAAP adjusted net loss and net loss per share information in addition to non-GAAP adjusted EBITDA information. The Company believes that these non-GAAP numbers provide meaningful supplemental information and are helpful in assessing our historical and future performance. A table reconciling the GAAP information to the non-GAAP information is included in the Company’s financial release.

I will now turn the call over to Nadir Ali, Inpixon’s CEO. Please go ahead…

Business Overview – Nadir Ali

Thanks, Alexandra. And hello everyone, thanks for joining us today as we discuss our progress and business developments during the third quarter.

Late last year, we announced that we would explore options to maximize shareholder value, and during this most recent quarter we have taken meaningful action in a number of ways in furtherance of this objective. We implemented measures to streamline our operations and reduce our operating costs, including reducing our global headcount by approximately 20%. We regained compliance with Nasdaq’s bid price requirement. And we announced the signing of a definitive agreement for the spinoff and sale of our enterprise app business to KINS Technology Group, in a transaction that will deliver shares of KINS capital stock based on a pre-transaction value of $69 million to holders of Inpixon securities as of a record date to be announced. We expect a record date will be announced as we get closer to regulatory clearance. We believe this transaction is a win for our shareholders, recognizing the value of our workplace experience technologies, including our enterprise app, indoor mapping, events platform, augmented reality, and related business solutions based on a transaction value that offers a significant premium over Inpixon’s current market price. In addition, this transaction will provide the enterprise apps business with more focused and dedicated capital and operational resources, including a new management team and board to become a more recognized force in the industry.

I believe that our company continues to be undervalued in the market, so we will continue to evaluate other strategic opportunities for the remainder of our business. In this regard, as previously announced, we have entered into a non-binding letter of intent and are in due diligence stages with another third party in connection with a potential transaction involving the remainder of our business. We are determined to pursue opportunities that we believe will unlock additional value for our shareholders.

With respect to our results of operations, while revenue for the 9-months was up over the same period last year, we have faced headwinds given the volatility in the overall financial markets, the uncertainty felt by some of our prospective customers, and the ongoing supply chain challenges. Nevertheless, we believe these challenges are short term, and we have focused our efforts on pursuing opportunities that we believe will result in a faster path to profitability and streamlining operations to position our businesses for long-term success and continued growth.

Additionally, we believe the activities we are undertaking will assist in accelerating our path to profitability. We are more convinced than ever that there are vast opportunities in the market, and we believe we have firmly positioned ourselves at the forefront of the industry by building comprehensive, full-stack solutions that few competitors can match.

Organizations are continuing to seek technologies that maximize efficiency, increase productivity, and drive growth. As I have mentioned on previous conference calls, this shift has accelerated as a result of the pandemic as organizations are trying to adapt to hybrid and remote workplaces, while keeping employees engaged and productive. And our enterprise solutions are an excellent fit.

Many of our customers are validating that belief and expressing their satisfaction by growing their investments with us. We continue to have success with, what we’ve referred to before as, our land-and-expand strategy. As an example, one of our customers, which is well-known organization in the entertainment industry, started with a pilot in 2021 for our Experience App. They then expanded to two regional headquarters campuses, and then expanded to Europe and Asia, giving us 15 total campuses live in our app. Now, we are at 19 campuses and over 4M square feet licensed. And there are 10 more campuses in progress, scheduled to be completed by the end of Q1 of next year. Their implementation is a great example of the power of our technology-agnostic platform and our ability to integrate with third-party systems. They are using blue-dot wayfinding, NFC room booking, integrations to health attestation forms, facilities ticketing, visitor registration systems, occupancy sensors tied to the space availability maps, smart locker booking, tech support appointment booking and more.

In almost all cases of our Experience product, we are helping our customers to transform their workspace operations and how their employees interact with the potentially large tech stack. For example, in another one of our recent enterprise deployments, we enabled our customer to consolidate eleven different tools, services, and integrations into one unique experience, helping that customer to drive adoption and throughput in an exciting initiative to support return to the office and hybrid work.

We have many other examples of our success in cross-selling and up-selling with our clients. We think the Experience App and hybrid events platform have a lot of upside potential with both new and existing clients.

Let’s turn to our industrial business line. The industrial internet of things market is big and growing larger. MarketsandMarkets estimates it will reach 106.1 billion by 2026.  Grand View Research, recently stated, “advancements in technology and the increasing availability of affordable sensors and processors that can provide real-time access to information are expected to drive the growth.”

We could not agree more. We’ve seen that IIoT can deliver benefits that customers need, even as the economy slows. These location intelligent solutions automate processes, helping organizations to increase efficiency and reduce costs. By harnessing location data and adding context, industrial organizations, such as factories, warehouses and mining operations, can make data-based decisions, improve resource allocation, reduce waste, and boost production speed, throughput, quality, and more…ultimately creating agile, resilient operations to mitigate the volatility and disruption in today’s uncertain market.

We are witnessing strong traction in the market, and we brought in numerous purchase orders and contracts throughout the quarter including:

●	A new purchase order with one of the largest electronics distributors in the world, whereby Inpixon’s IIoT platform and UWB tags are now available for streamlined purchasing through this worldwide channel.

●	The first purchase order following the execution of our collaboration agreement with Schauenburg Systems to implement Inpixon’s IIoT solutions for a customer seeking collision avoidance systems and increased mining safety.

●	Purchase orders for additional solutions in three countries with a leading global energy products and services company, to implement Inpixon’s IIoT products for asset tracking and to enhance business operations. This customer will also begin a pilot program utilizing Inpixon-provided BLE mesh network technology to track high-value assets within a large manufacturing site.

●	And finally, additional purchase orders with multiple, large mining-equipment manufacturers for RTLS components for their collision avoidance and proximity awareness solutions to optimize mining operations and improve worker safety.

As you can see, we have good purchase activity from new customers as well as existing customers. That land-and-expand strategy we talked about earlier for the experience app, is also bearing fruit on the industrial side of the business. As an example, we have a customer in the top 100 on the Forbes Global 2000 list of the largest public companies in the world. In 2021, we first started working with a division which manufactures equipment for power plants. We installed our Industrial IoT platform, UWB tags and electronic shelf labels to help them automate their manufacturing processes. Then they expanded their use cases by purchasing our GPS tags to improve their logistics and shipping processes. Then, in a third area of the facility, we installed our Wirepas BLE tracking solution. It’s a great example of expanding across customer sites and countries, and of adding technologies and use cases. It’s also a good proof point on how our platform supports multiple technologies, which is something many competitors simply can’t do.

It was so successful, they installed us at another facility in another country to track production orders. Then we landed a third site in an entirely different continent. And we’re currently in discussions to bring on several other sites. We have the potential to have dozens of their manufacturing facilities standardized on Inpixon RTLS.

It’s been an eventful and productive quarter for Inpixon. Overall, we are making significant strides in order to create value for shareholders, expand our business operations, grow our customer base, and we continue to explore all options available to us. Ultimately, we believe these activities will accelerate our path to profitability as well as increase adoption in the market. We are focused and continue to work diligently on the business and towards completing the strategic transactions and will keep our shareholders apprised of developments.

With, that Wendy, I’ll turn it to you to discuss our financials.

Wendy?

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Financial Overview – Wendy Loundermon

Thank you, Nadir.

Revenues for the three and nine months ended September 30, 2022, were $4.2 million and $14.1 million, respectively, compared to $4.5 million and $10.9 million for the comparable periods in the prior year for a decrease of approximately 6% and an increase of approximately 30%, respectively. This decrease for the 2022 third quarter is primarily attributable to delayed shipments in the IIoT product line and lower sales for the SAVES product line. However, for the nine-month period, we did see an increase in revenues which is primarily attributable to the increase in Indoor Intelligence sales   including the addition of the CXApp product line during the second quarter of 2021 and the addition of the IoT product line in the fourth quarter of 2021.

Gross profit for the three and nine months ended September 30, 2022, was $2.9 million and $10.1 million, respectively, compared to a gross profit of $3.3 million and $7.9 million for the 2021 respective periods, representing a decrease of approximately 10% and an increase of 28%, respectively.

The gross profit margin for the three and nine months ended September 30, 2022, was 70% and 71%, compared to 73% for both the three and nine months ended September 30, 2021. This decrease in margin is primarily due to the sales mix during the periods.

Net loss attributable to stockholders of Inpixon for the three and nine months ended September 30, 2022, was $17.6 million and $48.7 million, respectively, compared to $33.6 million and $31.4 million, respectively, for the comparable periods in the prior year. This increase in loss was primarily attributable lower gross profit, a $7.6 million goodwill impairment and other to non-cash items including an unrealized net loss on equity securities, offset by decreased operating expenses in the nine months ended September 30, 2022.

Non-GAAP Adjusted EBITDA for the three and nine months ended September 30, 2022, was a loss of $8.2 million and $26.9 million, respectively, compared to a loss of $6.7 million and $18.5 million for the prior year periods, respectively. Non-GAAP Adjusted EBITDA is defined as net income or loss before interest, provision for income taxes, depreciation, and amortization plus adjustments for other income or expense items, non-recurring items and non-cash items including stock-based compensation.

Proforma non-GAAP net loss per basic and diluted common share for the three and nine months ended September 30, 2022, was a loss of $3.96 and loss of $13.44, respectively, compared to a loss of $3.77 and loss of $13.68 for the prior year periods. Non-GAAP net loss per share is defined as net loss per basic and diluted share adjusted for non-cash items including stock-based compensation, amortization of intangibles and one-time charges and other adjustments including impairment of goodwill, provision for valuation allowance on notes, and acquisition costs.

As of September 30, 2022, we had approximately $63.2 million in cash and cash equivalents, which amount was offset by payments of approximately $45.76 million related to the redemption of shares of our Series 8 Preferred Stock and increased by $15 million in gross proceeds received from the sale of securities subsequent to the end of the quarter.

This concludes my comments, and now I would like to turn the call back over to Nadir.

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[Nadir’s transition from Wendy to Q&A:]

Thanks, Wendy.

Alexandra, would you please lead us through the Q&A discussion?

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[Q&A section: Alexandra Schilt & Nadir:]

(Alexandra) Thanks, Nadir. Like last quarter, in our conference call announcement press release, we suggested interested parties submit their questions in advance. We’d like to address those questions for you now. Some of them were duplicative, so we did our best to reconcile those where possible. If you have any further questions after the call, please feel free to follow-up with investor relations, and we’ll be sure to respond as quickly as possible.

[Q&A]

Q1. In your share consolidation press release on October 6th, you state you entered into a non-binding LOI with a third party for the remainder of the business. Can you elaborate on this?

A1: Unfortunately, I cannot go into specifics at this time, but as we stated this is a non-binding Letter of Intent involving the remainder of our business. We do not have a definitive agreement in place at this time, and we are still in due diligence stages. As I mentioned, we are, and will continue to, explore all options available to us, and only enter agreements that we believe are in the best interests of Inpixon and our shareholders. We will provide updates regarding this as we are able to do so.

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Q2: Can you explain what number of shares Inpixon shareholders will receive of KINS, in laymen’s terms?

A2: While this information is in our filings, I’ll provide a quick summary… Inpixon shareholders and certain other securityholders will receive an aggregate of approximately 6.9 million shares of KINS Class A and Class C common stock, allocated 10% and 90%, respectively and subject to adjustment in accordance with the terms of the merger agreement. The record date for holders of securities that are entitled to receive securities will be announced at a later date, following the resolution of any SEC or other regulatory comments that may be received in connection with the related registration statements that have been filed in connection with the transaction. For more information regarding the terms of the transaction, we would encourage you to read the Company’s Form 8-K filed on September 26, 2022.

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Q5: Why was the $15 million registered direct offering conducted?

A5: We were required to redeem a portion of our Series 8 Preferred Stock in accordance with their terms, so this offering was able to provide additional capital to support our operations.

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Q6: Are you considering further cost reductions or restructuring given the sale of the CXApp business line, such as additional reductions in the workforce or realignment of management?

A6: As we previously announced, we reduced headcount by approximately 20% at the end of the third quarter. We do also have to ensure that we have sufficient resources to continue to realize growth across our business lines. However, we will continue to critically evaluate our expenditures and cash resources to maximize efficiencies.

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(Alexandra): Alright, thank you Nadir. That concludes the Q&A. I’ll turn it back over to you for the close.

Conclusion – Nadir Ali

Thanks, Alexandra. And thank you all for joining today. As always, we appreciate the support of all our shareholders and look forward to providing more updates in the future.

Thank you and take care, everyone.

OPERATOR: And that concludes today’s call. Thank you for attending.

Important Information and Where to Find It

In connection with the proposed business combination of Inpixon’s enterprise apps business segment, which will be held by CXApp Holding Corp. (“CXApp”), with KINS (the “Business Combination”) and the distribution of CXApp common stock to Inpixon securityholders, CXApp has filed with the SEC a registration statement on Form S-1 (the “Form S-1”), which includes a preliminary prospectus registering shares of CXApp common stock and KINS has filed with the SEC a registration statement on Form S-4 (the “Form S-4”), which includes a preliminary proxy statement/prospectus in connection with the KINS stockholder vote required in connection with the Business Combination and the registration of shares of KINS common stock, warrants and certain equity awards. This communication does not contain all the information that should be considered concerning the Business Combination. The final prospectus filed by CXApp will include the final proxy statement/prospectus filed by KINS, which will serve as an information statement/prospectus in connection with the spin-off of CXApp. This communication is not a substitute for the registration statements that CXApp and KINS will file with the SEC or any other documents that KINS or CXApp may file with the SEC, or that KINS, Inpixon or CXApp may send to stockholders in connection with the Business Combination. It is not intended to form the basis of any investment decision or any other decision in respect to the Business Combination. KINS’s stockholders and Inpixon’s stockholders and other interested persons are advised to read, when available, the preliminary and definitive registration statements, and documents incorporated by reference therein, as these materials will contain important information about KINS, CXApp and the Business Combination. The final proxy statement/prospectus contained in KINS’s registration statement will be mailed to KINS’s stockholders as of a record date to be established for voting on the Business Combination.

The registration statements, proxy statement/prospectus and other documents (when they are available) will also be available free of charge, at the SEC’s website at www.sec.gov, or by directing a request to: KINS Technology Group, Inc., Four Palo Alto Square, Suite 200, 3000 El Camino Real, Palo Alto, CA 94306.

Participants in the Solicitation

Inpixon, KINS and CXApp, and each of their respective directors, executive officers and other members of their management and employees may be deemed to be participants in the solicitation of proxies from KINS’s stockholders in connection with the Business Combination. Stockholders are urged to carefully read the proxy statement/prospectus regarding the Business Combination when it becomes available, because it will contain important information. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of KINS’s stockholders in connection with the Business Combination will be set forth in the registration statement when it is filed with the SEC. Information about KINS’s executive officers and directors and CXApp’s management and directors also will be set forth in the registration statement relating to the Business Combination when it becomes available.

No Solicitation or Offer

This communication shall neither constitute an offer to sell nor the solicitation of an offer to buy any securities, or the solicitation of any proxy, vote, consent or approval in any jurisdiction in connection with the Business Combination, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to any registration or qualification under the securities laws of any such jurisdictions. This communication is restricted by law; it is not intended for distribution to, or use by any person in, any jurisdiction where such distribution or use would be contrary to local law or regulation.